

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2023

James Ballengee
Chief Executive Officer
Vivakor, Inc.
4101 North Thanksgiving Way
Lehi, UT 84043

> **Re: Vivakor, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 31, 2023**
> **File No. 001-41286**

Dear James Ballengee:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Scott E. Linsky